UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Techwell, Inc.

(Name of Subject Company)

Techwell, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87874D 10 1
(CUSIP Number of Class of Securities)

Fumihiro Kozato

President and Chief Executive Officer

Techwell, Inc.

408 E. Plumeria Drive, San Jose, California 95134

(408) 435-3888

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jorge del Calvo, Esq.

James J. Masetti, Esq.

Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304

(650) 233-4500

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2010 (which, together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on April 7, 2010, collectively constitute the “Schedule 14D-9”) by Techwell, Inc., a Delaware corporation (“Techwell” or the “Company”), relating to the offer (the “Offer”) by Navajo Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Intersil Corporation, a Delaware corporation (“Intersil”), as set forth in a Tender Offer Statement filed by Intersil and Purchaser on Schedule TO, dated March 30, 2010 (as previously filed with the SEC, the “Schedule TO”), to purchase all shares of common stock, par value $0.001 per share, of Techwell (“Techwell Common Stock”), that are outstanding and the associated preferred stock purchase rights (the “Techwell Rights”) issued in connection with and subject to the Rights Agreement, dated August 4, 2009, between Techwell and Computershare Trust Company, N.A. (which Techwell Rights, together with the shares of the Techwell Common Stock are referred to as the “Shares”), at a purchase price of $18.50 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2010, and in the related Letter of Transmittal, copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text as a new paragraph after the last paragraph of section (v) of Item 8:

“At 11:59 p.m., New York City time, on April 8, 2010, the required waiting period under the HSR Act in connection with the purchase of Shares in the Offer and the Merger expired.  Accordingly, the condition to the Offer relating to the termination or expiration of the HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECHWELL, INC.

Date: April 12, 2010	/s/ Mark Voll

Mark Voll
Vice President of Finance and Administration and Chief Financial Officer